April 17, 2006

Mail Stop 6010



R. Scott Huennekens
Chief Executive Officer
Volcano Corporation
2870 Kilgore Road
Rancho Cordova, CA 95670

      Re:	Volcano Corporation
      Registration Statement on Form S-1
      Filed March 24, 2006
		File No. 333-132678

Dear Mr. Huennekens:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.




Summary, page 1

2. Your disclosure on page 2 states that based on clinical studies 86% of heart attacks and 88% of strokes may be caused by vulnerable plaque.  We note the disclosure on page 12, however, which seems to
indicate that a causal connection between vulnerable plaque and coronary events has not been established and is only a possibility at this point.  Please clarify the extent to which clinical studies have
shown that vulnerable plaque is a contributing factor in the cause of
coronary events.
3. Please revise your document as needed to explain technical terms.
For example, define "lumen" and "percutaneous interventional procedures," and clarify the meaning of your "vfusion offering" when these terms are first used in the summary.
4. Please disclose when you expect commercialization of your s5i
and
s5ge consoles to begin.
5. Please revise your disclosure in the summary to balance your disclosure that you had worldwide revenues of $91.5 million in 2005 with the fact that since inception you have not been profitable, and disclose the amount of your net losses.
6. Please provide supplemental support for the industry data attributed to the American Heart Association. Provide independent support for the industry data cited here and in the Business section.

Risk Factors, page 10

We manufacture our IVUS catheters..., page 14

7. Expand your disclosure to address the reasons why the equipment you use for the manufacture of the scanners located on your phased array catheters is no longer produced or supported by a third party.
Please describe in further detail why you have engaged a third party to develop an automated assembly system to replace this equipment. If the equipment has become obsolete, please disclose.



Since we have no definitive agreement with Paieon..., page 15

8. Please expand this risk factor to address the fact that during the fourth quarter of 2005 you recorded write-downs for the excess and obsolete IVUS IVG inventory, impairment of IVUS IVG diagnostic equipment and accruals related to future non-cancelable IVUS IVG inventory purchase commitments.

To market and sell our products internationally..., page 16

9. Quantify the portion of revenues derived from each named distributor.

10. Disclose the termination date of the distribution agreement with
Fukuda Denshi.

If our products, or malfunction of our products, cause or contribute to death..., page 25

11. Please expand your disclosure to further describe what actions you have taken in response to the 19 malfunctions involving the separation of catheter tips during procedures. Explain briefly what adjustments, if any, you made to address the malfunction of your products. Disclose any material consequences to patients or persons using your products resulting from the malfunctions.

We depend on one distributor to hold the shonins related to our FM products imported into Japan..., page 26

12. Briefly describe what it means to "hold the shonins." Also disclose the percentage of revenues attributable to sales in Japan.

13. We note your belief that although your distribution agreement with Goodman expired in 1999 you believe that an "agreement" exists.
Please revise to clarify the type of agreement you believe exists and whether you believe, and the basis for such belief, it has any legally binding effect.



Management`s Discussion and Analysis, page 43

14. Please revise to provide a context for your statements that you are the "only company" that offers phased array catheters, and that following your anticipated commercial launch of your Revolution rotational IVUS catheter, you will be the "only company" that offers both phased array and rotational catheters. For example, clarify whether you are the only company worldwide to offer these catheters or if your statement is limited to a geographical area.

Results of Operations, page 45

15. We note your disclosure on page 77 that you signed a supply and distribution agreement with GE in March 2006 for the purchase of your s5i and s5ge consoles. Revise your Management`s Discussion and Analysis to discuss the nature and terms of the agreement with GE and how you expect it to impact your sales to non-Japanese customers.

Business, page 58

16. Please tell us whether Millennium Research Group:
* makes its industry reports publicly available,
* received compensation from you for preparation of the statistics,
* prepared the statistics for use in the registration statement, or
* has consented to your use of its statistics in your document.

17. Please provide us with the peer reviewed articles and published medical literature from Massachusetts General Hospital and Harvard Medical School.

Vulnerable Plaque, page 64

18. We note your disclosure that vulnerable plaque "is responsible for" the majority of heart attacks and strokes. Your disclosure on page 58, however, states that clinical studies show that this type of plaque "may be" the cause of a large percentage of heart attacks. Similarly, your disclosure on page 12 seems to indicate that despite a "possible" connection shown in post-mortem studies, hypothetical models and statistical analyses, clinical studies have yet to show that vulnerable plaque is a contributing factor in the cause of coronary events. If the causal connection between vulnerable plaque and coronary events is uncertain, please clarify this here and throughout your prospectus.

Our IVUS Products, page 68

19. Please expand your disclosure to clarify the meaning of your statement that you are working with Paieon to develop IVUS and angiographic image "co-registration functionality" for your IVUS consoles.

Our FM Products, page 70

20. Tell us the objective standard by which you measured your Smartwire pressure guidewires in the internal testing you conducted and the basis for your conclusion that they are the "best handling pressure guidewires on the market."

Clinical Program, page 72

21. Please provide independent support for the statements that certain of your clinical studies are the "world`s first."

Carotid Artery Plaque Virtual Histology Evaluation (CAPITAL), page
74

22. Please revise your disclosure to describe in greater detail the current addressable patient population treatable though the endovascular techniques described in this section.

Supply and Distribution Agreement with GE, page 77

23. We note from your disclosure in the prospectus and from exhibit
10.28 that you have entered into a supply and distribution agreement with GE, pursuant to which GE may sell your products in Iran and Syria. Iran and Syria are identified as state sponsors of terrorism by the State Department, and are subject to economic sanctions administered by the Treasury Department`s Office of Foreign Assets Control and the Commerce Department`s Bureau of Industry and Security. Please describe for us your current, historical, and anticipated direct or indirect business activities in or contacts with Iran and Syria, whether pursuant to the agreement with GE or pursuant to other direct or indirect arrangements.
24. Please discuss in reasonable detail the materiality of the business activities or contacts identified in response to the foregoing comment, and whether these activities or contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and the dollar amount of revenues derived from direct or indirect business activities in or contacts with Iran and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran and Syria.

Manufacturing, page 80

25. We note your disclosure that certain regulatory authorities have inspected your current facility and have noted observations for improvements and minor findings. Please expand this disclosure to identify the particular authority or authorities that found violations and describe the nature of the violations. Address the materiality to your business of the possible actions by these authorities against you in the event they find significant shortcomings.

Management, page 88

26. Please expand your disclosure of Mr. Lussier`s background to include his prior business experience from March 2001 to March
2002.



Related Party Transactions, page 98

27. Please confirm that your discussion also includes any currently proposed transactions or series of similar transactions to which you or any of your subsidiaries is to be a party.

Principal stockholders, page 100

28. Please identify the individuals who have voting and/or investment control for the entities in the table. This information can be included in footnotes 2 and 3.

Financial Statements

Consolidated Statements of Operations, page F-4

29. We note that you have presented the total amount of stock-based compensation included in each income statement line item for the periods presented in a footnote at the bottom of your consolidated statements of operations. If you choose to present this information separately on the consolidated statements of operations, revise to present the information in a parenthetical note to the appropriate income statement line items. Revise your statements of operations data on pages 8 and 40 and elsewhere in the filing as necessary. Refer to the guidance in SAB Topic 14.F.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

-Property and Equipment, page F-10

30. Reference is made to your property and equipment footnote on page
F-19. You state on page F-10 that property and equipment includes certain medical diagnostic equipment that is located at the customer premises. Tell us, and revise to clarify for the reader, the purpose of the equipment at the customer premises (for example, for sales demonstrations, performance evaluation period programs, etc.) and the amount of such at each balance sheet date.

-Net Loss Per Share, page F-14

31. We note that you have issued warrants to purchase an aggregate of
up to 3,400,339 shares of common stock at an exercise price of
$.01.
Paragraph 10 of SFAS 128 states shares issuable for little or no cash
consideration upon the satisfaction of certain conditions should be
considered outstanding common shares and included in the
computation
of basic earnings per share as of the date that all necessary conditions have been satisfied. In essence, consideration for the vested warrants has been received since the exercise price is de minimus and it is likely the vested warrants will be exercised with an expected initial public offering price of somewhat greater than
the exercise price.   Therefore, it would appear that the vested
warrants should be considered in your basic earnings per share computation for those periods in which they were outstanding and vested. Tell us how you have considered the vested stock warrants issued for nominal or no consideration in your computation of basic earnings per share. Advise or revise your basic earnings per share and related earnings per share footnote to disclose that vested warrants have been included in your computation of basic earnings per share and the reason for such inclusion.


-Revenue Recognition, page F-12

32. We note that you enter into sales arrangements with customers that contain multiple elements or deliverables that are accounted for by you under the guidance in EITF 00-21. Tell us and revise here and in critical accounting policies to discuss the nature and terms of such arrangements.

33. We note that you account for all sales incentive costs including cash discounts, customer promotional allowances and volume rebates as a reduction of revenue in accordance with EITF 01-09. Tell us and revise here and in critical accounting policies, to the extent significant, to describe the type of sales incentives that are offered to your customers and distributors.



Note 9. Stockholders` Deficit, page F-29

34. Provide the estimated IPO price or range when available. If the difference between the IPO price and the fair value used to value stock, options or warrants granted during the 12 months prior to the date of the most recent balance sheet is significant please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price. We may have further comments in this regard when the amendment containing that information is filed.

Note 14. Related Parties, page F-34

35. We note in July 2003 you entered into agreements with Medtronic,
Inc. to provide a license to manufacture and market certain products incorporating your IVUS technology. You were paid $2.5 million in exchange for a fully-paid, royalty-free, perpetual, irrevocable, worldwide license of which you are recognizing the license fee over the term of the arrangement. We note that you were granted the right to terminate the distribution rights to Medtronic under certain conditions and subject to a payment of $2 million. We further note that in January 2006 you terminated the distribution rights granted to Medtronic, and in lieu of payment of the termination fee, you will transfer an agreed amount of product to Medtronic. In this regard, tell us and revise this note for the following:
* Identify the conditions that allowed you to terminate the arrangement
* Identify the product you are selling using the license from Medtronic
* Indicate the reason for terminating such arrangement
* Tell the reader how you will account for the termination in the subsequent period.


Part II - Information Not Required in Prospectus

Item 17.  Undertakings, page II-5

36. Please include the undertakings required by item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Refer to Rule 430C(d) and Rule
424(b)(3).

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.




      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Michele Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.


      					Sincerely,



      					Peggy Fisher
      Assistant Director


cc(via facsimile):  Dale S. Freeman
R. Scott Huennekens
Volcano Corporation
April 17, 2006
Page 1